SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vista Outdoor Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

928377100
(CUSIP Number)

Gates Capital Management, Inc.

1177 Avenue of the Americas, 46th Floor

New York, New York 10036

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928377100	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,589,041 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,589,041 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,589,041 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 928377100	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,589,041 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,589,041 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,589,041 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 928377100	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,589,041 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,589,041 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,589,041 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 928377100	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON JEFFREY L. GATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,589,041 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,589,041 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,589,041 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 928377100	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER:

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of Vista Outdoor Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 1 Vista Way, Anoka, MN 55303.

Item 2.	IDENTITY AND BACKGROUND:

(a) This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Gates Capital Management, L.P., a Delaware limited partnership (“Gates Capital”), with respect to the shares of Common Stock held by ECF Value Fund, L.P., a Delaware limited partnership (“ECF I”), ECF Value Fund II, L.P., a Delaware limited partnership (“ECF II”), and ECF Value Fund International Master, L.P., a limited partnership formed under the laws of the British Virgin Islands (“ECF INTL”), as to which Gates Capital serves as investment manager (collectively, the “Gates Capital Funds”);

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company (the “General Partner”), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation (the “Corporation”), is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b) The business address of each of Gates Capital, the General Partner, the Corporation and Mr. Gates is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

(c) The principal business of Gates Capital is to serve as investment manager to the Gates Capital Funds. The principal business of the General Partner is to serve as the general partner to Gates Capital. The principal business of the Corporation is the performance of investment management and advisory services. The principal business of Mr. Gates is to serve as the President of Gates Capital.

(d) During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 928377100	SCHEDULE 13D	Page 7 of 10 Pages

(e) None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gates Capital is a Delaware limited partnership, the General Partner is a Delaware limited liability company, and the Corporation is a Delaware corporation. Mr. Gates is a United States citizen. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The Reporting Persons used approximately $87,090,137 (including brokerage commissions) of the working capital of the Gates Capital Funds in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D. Such shares of Common Stock are or may be held from time to time by the Gates Capital Funds in margin accounts established with their brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION:

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Common Stock because they believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On October 15, 2023, the Issuer, Revelyst, Inc., a Delaware corporation, and certain affiliates of Czechoslovak Group a.s., a joint stock company incorporated under the laws of the Czech Republic (“CSG”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for a merger between the Issuer and certain affiliates of CSG, with the Issuer surviving the merger as an indirect subsidiary of CSG. On July 17, 2024, Gates Capital delivered a letter to the Issuer expressing its intent to vote against adoption of the Merger Agreement and the reasons therefor at the upcoming special meeting of stockholders of the Issuer, a copy of which is attached hereto as Exhibit 2.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Nevertheless, the Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer’s business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

CUSIP No. 928377100	SCHEDULE 13D	Page 8 of 10 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease the Gates Capital Funds’ positions in the Issuer through, among other things, the purchase or sale of the shares of Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into such securities, or are based upon or relate to the value of such securities or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the shares of Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the Common Stock or other Securities.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 58,335,995 shares of Common Stock outstanding as of May 20, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 29, 2024.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex B hereto and is incorporated by reference herein.

(d) The Gates Capital Funds have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 928377100	SCHEDULE 13D	Page 9 of 10 Pages

Item 7.	EXHIBITS:

Exhibit	Description
1	Joint Filing Agreement, dated July 17, 2024.
2	Letter to the Board of Directors of the Issuer, dated July 17, 2024.

CUSIP No. 928377100	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2024

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the Covered Persons:

Gates Capital Management, L.P.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management GP, LLC	General Partner	Investment Management	Delaware	(1)

Gates Capital Management GP, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Gates Capital Management, Inc.	Managing Member	Investment Management	Delaware	(1)

Gates Capital Management, Inc.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Jeffrey L. Gates	President	Investment Management	United States	(1)

(1)	The address of the principal place of business of each of the Covered Persons is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.

Annex B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

Gates Capital Management, L.P. (through the Gates Capital Funds)

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/31/2024	20,000	34.72
7/1/2024	(13,071)	37.52
7/3/2024	(48,221)	37.46
7/15/2024	32,000	38.41

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 17, 2024

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

EXHIBIT 2

GATES CAPITAL MANAGEMENT OPPOSES
VISTA OUTDOOR’S PROPOSED SALE OF THE KINETIC GROUP TO CSG

Sends Letter to Vista Board of Directors Outlining Why Tax Free Spin-Off or
Cash Offer for the Entire Company Are Superior to the Proposed Sale of The Kinetic Group

New York, July 17, 2024 - Gates Capital Management, Inc. (“Gates Capital Management” or “we”), an event-driven alternative asset manager that beneficially owns 5,589,041 shares, or approximately 9.6%, of Vista Outdoor, Inc. (“Vista” or the “Company”) (NYSE: VSTO), today sent a letter to the Vista Board of Directors (the “Board”) regarding its intention to vote AGAINST the pending sale of The Kinetic Group to Czechoslovak Group a.s. (“CSG”).

***

July 17, 2024

Vista Outdoor Inc.

Attn: Board of Directors

1 Vista Way
Anoka, Minnesota  55303

Dear Members of the Board,

Gates Capital Management is one of the largest shareholders of Vista, beneficially owning 5,589,041 shares, or approximately 9.6%, of the Company.  We are writing to the Board to express our concerns regarding the pending sale of The Kinetic Group to CSG.

We strongly oppose the sale at the proposed price of $2.1 billion and believe that Vista shareholders deserve a higher price that accurately reflects The Kinetic Group’s financial strength and future potential.  The Kinetic Group consistently generates substantial free cash flow, which averaged more than $400 million annually over the four years ended March 2024 (free cash flow is Operating Income plus Depreciation and Amortization, minus $20 million of annual corporate expense and $25 million of annual capital expenditures).  We believe the proposed sale price does not fairly value this cash-generative asset.  Additionally, the current proposal retires $500 million of inexpensive 4.5% coupon debt well ahead of its 2029 maturity. This early debt retirement transfers more than $1.50 per share of value from Vista shareholders to bondholders, which we find unacceptable.  In the event of a higher bid by CSG, we believe Vista's plan to keep $250 million of cash at Revelyst after the sale is not in the best interest of Vista shareholders and the amount should be reduced to $50 million with the additional $200 million being returned to Company shareholders.

Given the inadequacy of the proposed CSG transaction, we were not surprised to see that proxy adviser Institutional Shareholder Services (ISS) recently recommended voting “AGAINST” the transaction.

Separately, we believe that the $42 per share bid from MNC Capital ("MNC") to acquire all of Vista provides a reasonable starting point for Vista to negotiate a superior transaction versus the current CSG proposal.  Both the CSG transaction and MNC proposal are fully taxable, but only the MNC proposal would deliver the certainty of an all-cash payment at closing.

Finally, we would support Vista's original plan of a tax-free spin-off, separating The Kinetic Group and Revelyst into two standalone public companies.  This plan could include $50 million of cash allocated to Revelyst and a commitment from The Kinetic Group to pay out at least 75% of its free cash flow in dividends and share repurchases annually.  We believe this decision would provide an excellent opportunity for both businesses to deliver strong shareholder returns over time.

We urge the Board to reconsider its currently proposed transaction and to act in the best interests of all shareholders by either securing a materially higher price for the Kinetic Group, engaging with MNC to sell the entire Company, or reverting to Vista's original spin-off plan.

Sincerely,

Jeff Gates

Managing Partner

Gates Capital Management

About Gates Capital Management

Gates Capital Management is an event-driven alternative asset manager for institutional and private clients globally.  Gates Capital was founded in 1996 and today has more than $2 billion in assets under management.  Further information is available at www.gatescap.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains "forward-looking statements". Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "potential," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if Gates Capital Management, Inc’s (“Gates”) underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Gates that the future plans, estimates or expectations contemplated will ever be achieved.

Media Contacts:

ASC Advisors

Taylor Ingraham / Morgan Davis

tingraham@ascadvisors.com / mdavis@ascadvisors.com

203-992-1230

Investor Contact:

Paul Lucas
Managing Director
plucas@gatescap.com
212-626-0290